UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                    DIGICORP
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                           (Title of Class Securities)


                                    475157500
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Louis M. Glazer
                      Chairman and Chief Executive Officer
                        Patient Safety Technologies, Inc.
                        1800 Century Park East, Suite 200
                             Los Angeles, CA, 90067
                                 (310) 752-1416
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 5, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

CUSIP No.  475157500                                               SCHEDULE 13D
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     1.  Name of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Patient Safety Technologies, Inc. (formerly, Franklin Capital Corporation)
         13-3419202
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     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [ ]
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     3.  SEC Use Only

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     4.  Source of Funds (See Instructions)
         WC

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     5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
         2(d) or 2(e) [ ]
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     6.  Citizenship or Place of Organization
         Delaware
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                    7.  Sole Voting Power      2,781,727
Number of Shares    ------------------------------------------------------------
Beneficially        8.  Shared Voting Power        0
Owned by Each       ------------------------------------------------------------
Reporting Person    9.  Sole Dispositive Power 2,781,727
With:               ------------------------------------------------------------
                    10. Shared Dispositive Power   0
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,781,727
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11) Approximately 7.9% (based upon 35,407,184 shares outstanding as of January 13, 2006, as such information was provided by the Issuer)
--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions)
         CO
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                                Page 2 of 6 pages

Patient Safety Technologies, Inc. (f.k.a., Franklin Capital Corp.), a Delaware corporation ("PST" or the "Company"), pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), hereby files this amended
Schedule 13D (the "Statement") with the Securities and Exchange Commission. The
Schedule 13D filed on January 3, 2005 by the Company is hereby amended and supplemented as follows:

Item 1.       Security and Issuer

This statement relates to the common stock, $.001 par value ("Common Stock"), issued by DigiCorp, a Delaware Corporation ("Digicorp"). The address of the principal executive offices of DigiCorp is 1206 West South Jordan Parkway, Unit B, South Jordan, Utah 84095.

Item 2.       Identity and Background

The Reporting Person is as follows:

Name: Patient Safety Technologies, Inc. (f.k.a., Franklin Capital Corp.) Place of Organization: Delaware
Principal Business:  Operating Company
Address: 1800 Century Park East, Suite 200, Los Angeles, CA, 90067 Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Item 3.       Source and amount of Funds or other Consideration

The aggregate amount of funds used by PST to purchase Digicorp shares of Common Stock was approximately $1,150,000. Such amount was derived from working capital.

Item 4.       Purpose of Transaction

      On December 21, 2005, Digicorp reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") that that it had entered into a Stock Purchase Agreement with Rebel Crew Films, Inc, a California corporation ("Rebel Crew Films"), Rebel Holdings, LLC, a California limited liability company ("Rebel Holdings"), and Cesar Chatel, to purchase (the "Acquisition") all of the issued and outstanding shares of capital stock of Rebel Crew Films. Upon closing of the transaction, Digicorp was required to issue 21,207,080 shares of the Company's common stock (the "Purchase Price") to the shareholders of Rebel Crew Films as compensation for the issued and outstanding capital stock of Rebel Crew Films. The Stock Purchase Agreement required that the Acquisition close no later than March 20, 2006.

      On January 5, 2006, Digicorp reported in a Current Report on Form 8-K that the transaction with Rebel had closed and the Company completed the acquisition of Rebel Crew Films. In connection with the closing of the Acquisition, Digicorp issued 21,207,080 shares of common stock (the "Acquisition Shares") to the shareholders of Rebel Crew Films as compensation for the issued and outstanding capital stock of Rebel Crew Films.

      The issuance of Acquisition Shares by Digicorp to Rebel Crew Films resulted in an increase in the total shares outstanding of the Issuer. The issuance of Acquisition Shares, in combination with PST's disposition of shares, resulted in a greater than one percent decrease in the PST's beneficial ownership of the Shares.

                                Page 3 of 6 pages

      Subject to availability at prices deemed favorable, PST may acquire additional shares of Common Stock of Digicorp from time to time in the open market, in privately negotiated transactions or otherwise. PST may also dispose of shares of Common Stock of Digicorp from time to time in the open market, in privately negotiated transactions or otherwise. PST or persons affiliated therewith may also enter into transactions directly with Digicorp with respect to the acquisition or disposition of shares, or otherwise.

      Except as set forth above, PST has no present plans or intentions that relate to or that would result in any of the transactions described in clauses
(a) through (j) of Item 4 of Schedule 13D.

      Although the foregoing represents the range of activities presently contemplated by PST with respect to Digicorp and the Common Stock, it should be noted that the possible activities of PST are subject to change at any time.

Item 5.       Interest in Securities of the Issuer


(a) As of January 20, 2006, PST directly or indirectly beneficially owned 2,781,727 shares, or 7.9%, of Common Stock of Digicorp (the percentage of the shares of Common Stock owned based upon 35,407,184 shares outstanding as of January 13, 2006, as such information was provided by the Issuer).


 (b) The response of PST to Items 7 through 11 set forth on the cover page of this Statement, which relate to beneficial ownership of shares of the Digicorp Common Stock, are incorporated herein by reference.


(c) Below is a list of each transaction in shares of Digicorp Common Stock that involved PST during the previous sixty days.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                 Transaction  Amount Bought Transaction  Broker
                     Name                     Transaction Date      Company        Type         or Sold       Price
-------------------------------------------------------------------------------------------------------------------------------
      Patient Safety Technologies, Inc.          01/03/2006        Digicorp         Sell          2,000       $ 1.9284    BEST

      Patient Safety Technologies, Inc.          01/04/2006        Digicorp         Sell          2,500       $ 1.7799    BEST

      Patient Safety Technologies, Inc.          01/05/2006        Digicorp         Sell          1,300       $ 1.8476    BEST

      Patient Safety Technologies, Inc.          01/09/2006        Digicorp         Sell          4,500       $ 1.7855    BEST

(d) Not Applicable.


(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      As described in a Form 8-K of Digicorp dated December 30, 2004, PST purchased 2,229,527 shares of the Digicorp's outstanding common stock from Digicorp's former directors and certain other shareholders of the Digicorp (the "Original Purchase Transaction"). The former directors and certain of the other shareholders under the agreement agreed to sell an additional 1,224,000 shares (the "Additional Purchase Transaction Shares") of common stock to PST upon the satisfaction of certain conditions within one year of the Original Purchase Transaction.

                                Page 4 of 6 pages

      On December 28, 2005, PST assigned its right to purchase 1,000,000 of the Additional Purchase Transaction Shares to Alan Morelli (the "Assignment Agreement") and amended certain terms of the stock purchase agreement pursuant to which the Original Purchase Transaction was completed (the "Amendment Agreement"). In the Assignment Agreement, Digicorp granted the parties piggyback registration rights with respect to the sale of the Additional Purchase Transaction Shares. In the Amendment Agreement, Digicorp agreed that if it does not register the resale of the Additional Shares on or before June 30, 2006, then Digicorp will redeem the Additional Purchase Transaction Shares at a price of $0.145 per share and the Company will thereupon sell 224,000 shares of Digicorp's common stock to PST and 1,000,000 shares of Digicorp's common stock to Mr. Morelli at a price of $0.145 per share. The parties also entered into an escrow agreement to escrow the Additional Shares until the sale of the Additional Shares is completed.

      Except as otherwise set forth in this Statement, PST has no contracts, arrangements, understandings or relationships with respect to the securities of Digicorp.

Item 7.       Material to Be Filed as Exhibits


--------------------------------------------------------------------------------
 Exhibit A -      Copy of Exhibit A to the Schedule 13D filed by PST on January
                  3, 2005 - Common Stock Purchase Agreement dated as of December
                  29, 2004 between Franklin Capital Corporation (n/k/a Patient
                  Safety Technologies, Inc.) and the shareholders of Digicorp
                  (incorporated by reference to PST's Current Report on Form 8-K filed with the Securities and Exchange Commission on January
                  4, 2005)

Exhibit B -       Copy of Exhibit 10.2 to the Current Report on Form 8-K dated
                  December 28, 2005 - Amendment No. 1 dated December 28, 2005 to the Stock Purchase Agreement dated as of December 29, 2004 among Franklin Capital Corporation and the shareholders of Digicorp (incorporated by reference to PST's Current Report on
                  Form 8-K filed with the Securities and Exchange Commission on January 4, 2006)

Exhibit C -       Copy of Exhibit 10.3 to the Current Report on Form 8-K dated
                  December 28, 2005 - Assignment Agreement made as of December
                  28, 2005 by and among Patient Safety Technologies, Inc., Alan
                  Morelli and Digicorp (incorporated by reference to PST's
                  Current Report on Form 8-K filed filed with the Securities and Exchange Commission on January 4, 2006)

Exhibit D -       Copy of Exhibit 10.4 to the Current Report on Form 8-K dated
                  December 28, 2005 - Escrow Agreement made as of December 28,
                  2005 by and among Patient Safety Technologies, Inc., Alan
                  Morelli, the shareholders of Digicorp set forth in Schedule A thereto and Sichenzia Ross Friedman Ference LLP (incorporated by reference to PST's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2006)



                                Page 5 of 6 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 24, 2006


                                    Patient Safety Technologies, Inc.
                                    (formerly, Franklin Capital Corporation)


                                    /s/  Louis Glazer
                                    ------------------------------------------
                                    Louis Glazer, Chairman and
                                    Chief Executive Officer





















                                Page 6 of 6 pages